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                                                            EXHIBIT 1.A(5)(a)

                      METROPOLITAN LIFE INSURANCE COMPANY
          RIDER:  VARIABLE ADDITIONAL INSURANCE BOUGHT WITH DIVIDENDS

          This rider is a part of the policy to which it is attached.


This rider provides an additional dividend option. While this option is in effect, we will use the annual dividends credited to your policy to buy variable life insurance.

                                  DEFINITIONS

The "Date of Rider" is shown on page 3.  It is the effective date of this rider.

"Dividends" mean all dividends credited under your policy. They include any dividends from any optional benefit rider in your policy, as well as any dividend amounts transferred or converted from other dividend options.

The "Investment Start Date" is the date the first dividend under this option is applied to the Separate Account.

A "Valuation Date" is each day on which there is enough trading in a portfolio's securities that the current value of its shares could change materially. In general, Valuation Dates will be days when the New York Stock Exchange is open for trading. We reserve the right, on 30 days notice, to change the basis for such Valuation Date, as long as the basis is not inconsistent with applicable laws.

A "Valuation Period" is the period between two successive Valuation Dates starting at 4:00 P.M., New York City time, on each Valuation Date and ending at 4:00 P.M., New York City time, on the next succeeding Valuation Date. We reserve the right, on 30 days notice, to change the basis for such Valuation Period as long as the basis is not inconsistent with applicable law.

The "Separate Account" is the Metropolitan Life Separate Account UL, the account to which we will apply your dividends.

The "Investment Division" in the Separate Account is the METLIFE STOCK INDEX PORTFOLIO. The investment objective of this portfolio is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index(adjusted to assume the reinvestment of dividends) by investing in the common stock of companies that are included in the index,

The "Cash Value" is the value of your funds in the Separate Account. The cash value is based on the dividends applied to the Separate Account. The cash value reflects the
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investment experience of the Separate Account and may increase or decrease daily.  It is not guaranteed.

The "Guaranteed Death Benefit" is the amount of death benefit needed at a given point in time to maintain this benefit as life insurance under the Internal Revenue Code.

"Net Single Premiums" are used to calculate the amount of variable additional insurance under this benefit. A table showing the net single premiums for each policy anniversary is attached to this rider.

A "Cost of Insurance Charge" is deducted each day from the cash value of your account. We may change these charges, but they will never be more than the guaranteed charges shown in the table at the end of this rider.

Variable Additional Insurance Death Benefit--We will use your dividends to buy variable insurance that will be included in the insurance proceeds payable on the death of the insured. The amount of insurance is subject to change on each Valuation Date. We determine the amount of the death benefit on the date of death of the Insured as follows:

1. On the Investment Start Date, we take the sum of all dividend amounts and then divide by the applicable Net Single Premium at the insured's attained age to provide the variable additional insurance death benefit.

2. On each day after until another dividend amount is credited, transferred, or converted, the variable insurance death benefit is the cash value divided by the Net Single Premium for that day. If the Guaranteed Death Benefit is larger, we will pay that amount instead.

3. On a policy anniversary, we take all the dividends credited on that anniversary and add them to the cash value of the variable additional insurance determined on the last Valuation Date of the last policy year and then divide that sum by the Net Single Premium for the insured's attained age. This is the total variable additional insurance death benefit for the first day of the new policy year.

CASH VALUE--The cash value of the variable additional insurance under this rider is determined as follows:

1. On the Investment Start Date, the cash value is equal to the sum of any dividends credited.

2. On each day after until another dividend amount is credited, transferred, or converted, the cash value is equal to the value of the Investment Division of the Separate Account minus the daily Cost of Insurance Charge and a charge of not more than .000000%.

3. On a policy anniversary, the cash value is equal to the cash value on the last Valuation Date of the previous year and all dividends credited on that anniversary.
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                                SEPARATE ACCOUNT

Separate Account UL is an investment account set up and kept by us, apart from our general account or other separate investment accounts. It is used for variable additional insurance and for other policies and contracts as permitted by law.

We own the assets of the Separate Account. Assets equal to our reserves and other liabilities of the Separate Account will not be charged with the liabilities that arise from any other business that we conduct. We may from time to time transfer to our general account assets in excess of such reserves and liabilities.

Income and realized and unrealized gains or losses from the assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses.

The Separate Account will be valued at the end of each Valuation Period.


Right to Make Changes--We reserve the right to make certain changes if, in our judgment, they would best serve the interests of the owners of benefits such as this one, or would be appropriate in carrying out the purposes of such benefits. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval of any appropriate regulatory authority.

Example of the changes we may make include:

 .       To operate the Separate Account in any form permitted under the
        Investment Company Act of 1940, or in any other form permitted by law.

 .       To take any action necessary to comply with or obtain any exemptions from the Investment Company Act of 1940.

 .       To transfer any assets in the Investment Division to one or more separate accounts, or to our general account, or to add Investment Divisions to the Separate Account.

 .       To substitute, for the investment company shares held in the Investment
        Division, the shares of another class of the investment company or the shares of another investment company or any other investment permitted by law.

 .       To change the way we assess charges, but without increasing the aggregate charged to the Separate Account.

 .       To make any other necessary technical changes in this benefit in order to conform with any action this provision permits us to take.

If any of these changes result in a material change in the underlying investments of the Separate Account, we will notify you of such change.
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Transfers--You may transfer existing paid-up insurance under the paid-up additions dividend option described in your policy to this rider. You may also transfer the variable paid-up insurance under this rider to the paid-additions option in your policy. For both types of transfers, you must request the transfer in writing. We will take the cash value of the existing paid-up insurance and add it to the cash value of the paid-up insurance to which you have asked it to be transferred and will apply the total cash value as a net single premium, based on the insured's sex and attained age, to buy additional insurance under that option.

WITHDRAWALS--You may withdraw all or part of the cash value of this option at any time.
A withdrawal will reduce the amount of variable additional insurance payable as of the date of withdrawal.

CHANGE OF OPTION--You may change dividend options at any time. To do so you must write to us and request the change.

Age and Sex--If the insured's age or sex on the Date of Rider is not correct as shown on page 3 of the policy, we will recalculate the amount of variable additional insurance by using the Cost of Insurance Charges and the Net Single Premiums applicable to the insured's correct age and sex.

INCONTESTABILITY AND SUICIDE--The Incontestability and Suicide provisions of the policy will also apply to this rider but will be measured from the Date of Rider

TERMINATION--This rider will end on the earliest of the following :
1.   At the end of the grace period of the first unpaid premium.
2.   On the date we receive your written request to end this rider.
3.   On the date you reduce the face amount of your policy to less than $50,000.
4.   On the date you change the plan or amount of insurance of this policy.

                                  ENDORSEMENT

When this rider is part of the policy, any dividends credited to an Option for Paid-Up Additional Insurance rider will be applied to buy variable additional insurance in the same way as any other dividend amounts under this policy.
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                       TABLE OF COST OF INSURANCE CHARGES

Age



To Determine the Daily Cost of Insurance Charge, divide the applicable percentage by 1/365.
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                          TABLE OF NET SINGLE PREMIUMS


Age On
Policy
Anniversary



The net single premium on a date during a policy year is determined by interpolation between the values for the anniversaries immediately preceding and immediately following that date.